Exhibit 12.1
SEMCO ENERGY, Inc.
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Years ended December 31,
Description	2006	2005	2004	2003	2002
Earnings as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$15,401	$17,758	$3,689	$(864)	$33,777
Fixed charges as defined	42,450	43,999	45,262	47,208	43,956
Add distributed earnings of equity investees	2,200	1,310	772	1,117	1,154
Less reported earnings of equity investees	(1,999)	(1,623)	(1,755)	(1,604)	(1,506)
Less preference securities dividend requirements of consolidated subsidiaries	—	—	—	(6,616)	(13,232)

Earnings as defined	$58,052	$61,444	$47,968	$39,241	$64,149

Fixed charges as defined (a)
Interest expensed and capitalized	$37,998	$39,551	$40,663	$37,316	$29,817
Amortization of debt costs and debt basis adjustments	3,431	3,507	3,630	2,369	158
Estimate of Interest within rental expense	1,021	941	969	907	749
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	6,616	13,232

Fixed charges as defined	$42,450	$43,999	$45,262	$47,208	$43,956

Ratio of earnings to fixed charges	1.37	1.40	1.06	(b)	1.46

Notes:

(a)	“Earnings” and “fixed charges” as defined in instructions for Item 503 of Regulation S-K.

(b)	For 2003, the ratio of earnings to fixed charges was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $8.0 million.